

GOLDEN METROPOLIS

Golden Metropolis International Ltd.
c/o Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd.
229 Changjiang Road East, Xinwu District
Wuxi, Jiangsu Province
People's Republic of China 325025

September 13, 2018

<u>Via E-Mail</u>
Amanda Ravitz
Assistant Director
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Washington, D.C. 20549-4631

>Re: Golden Metropolis International Limited
>Amendment No. 2 to Registration Statement on Form F-1
>Filed August 1, 2018
>File No. 333-221955

Dear Ms. Ravitz:

We are in receipt of Staff's comment letter dated August 24, 2018 regarding the above referenced filing. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

<u>General</u>

1.   **Please correct the disclosure regarding the firm's tenure with the Registrant. In this regard, your initial filing included a report with a 2017 opinion date so the reorganized audit firm has served as auditor since at least 2017. In this regard, we note the firm's Form 4 filed with the PCAOB in 2017.**

     RESPONSE: We note the Staff's comment, and in response thereto, advise the Staff that our auditor has corrected the disclosure regarding the firm's tenure with the Registrant on page F-2 of Form F-1.

2. As previously requested, please change the "bad debt recovery" line item because that characterization is not appropriate when there have been no corresponding charge-offs. Instead, this appears to be negative bad debt expense. See ASC 310-10-35-41 and revise page 49 also.

RESPONSE: We note the Staff's comment, and in response thereto, advise the Staff that we have changed the "bad debt recovery" to "negative bad debt expense" on page F-18 of the audited consolidated financial statements for the years ended December 31, 2017 and 2016, and on page 49 of the Form F-1.

3. The $3.3 million and $4.3 million negative bad debt expense comprised 73% and 120% of your 2017 and 2016 reported net income, respectively. However, the adverse factors impacting your 12/31/17 accounts receivable portfolio do not appear to support these reductions in your allowance for doubtful accounts. Specifically, we note that your receivables increased whereas your allowance decreased. Also, the proportion of receivables over 180 days old increased between 2016 and 2017. We also note that your total receivables increased in 2017 even though your revenues decreased. Further, the deterioration in credit quality appears to have worsened in the last 6 months of FY 17 given that your gross receivables as a percentage of prior 6 month sales went from 1.41 to 1.74. In addition, you have $3.7 million of receivables that are over 3.5 years old (page 50) which only leaves approximately $4 million in your allowance to cover the $13 million of 12/31/16 you have still not collected. Consequently, it is not clear whether there is objective and verifiable evidence to support the $3.3 million adjustment. This issue is magnified by the fact that this accounting adjustment is wholly responsible for the reported increase in annual earnings reflected on your Statements of Operations. Please revise.

RESPONSE: We note the Staff's comment, and in response thereto, advise the Staff that we have provided the following details:

As disclosed in our accounting policy, we determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections.

The variance of the bad debt expense between fiscal year 2017 and 2016 was mainly due to the collection of one outstanding receivable balance from Wuxi Liyue Real Estate Development Inc ("Liyue") in February 2018, which also accounts for a significant portion of the net income in fiscal year 2017.

The receivable amount of approximately $2.60 million (RMB 16,954,442) due from Liyue was originally recorded in 2011 and 2012 upon the completion of the project. Due to the fact that Liyue was declared bankrupt by the bankruptcy court on September 28, 2015 and then entered into a liquidation procedure, we recorded the full receivable amount from Liyue as bad debt allowance as of December 31, 2015 and 2016.

After Liyue's bankruptcy, we were actively involved in the liquidation process as one of Liyue's major creditors. On February 7, 2018, we received a notice from the Bankruptcy Administrator and was notified that approximately $2.55 million (RMB 16,584,442) of our accounts receivable balance was treated as preferred claim and the receivable amount after deducting certain costs shall be paid by the proceeds from the liquidation of Liyue's assets. On February 13, 2018, we received total amount of approximately 2.32 million (RMB 15,010,865 for the preferred claim with deduction certain costs of RMB 331,688 from RMB 15,342,553 and RMB 90,652 for ordinary claim), with the remaining balance of the preferred claim amounting approximately $0.20 million (RMB 1,241,889) to be paid after Liyue's assets are further liquidated by the Bankruptcy Administrator.

As a result of this collection, we reversed the bad debt allowance of $2.47 million (RMB 16,675,095) previously recorded for this project on the financial statements as of December 31, 2017, and retained a small allowance balance for the uncollected portion as we are confident that Liyue has sufficient assets that can be liquidated to pay back the remaining balance.

Please refer to the exhibits to this letter for the collection process from Liyue:

1) Exhibit A – English Translation of Bankruptcy Announcement declared by the Wuxi Binhu District People's Count on September 28, 2015.
2) Exhibit B - English Translation of Court verdict issued on January 23, 2018.
3) Exhibit C - English Translation of Payment Notice from Liyue Bankruptcy Administrator dated February 7, 2018
4) Exhibit D - English Translation of Bank receipts to indicate receipt of funds from Liyue Bankruptcy Administrator dated February 13, 2018.

To better reflect this subsequent collection and its impact on our financial statements, we revised the disclosure regarding the changes of allowance for doubtful accounts on page F-18 of the audited consolidated financial statements for the years ended December 31, 2017 and 2016 as follows:

"The Company did not write off any accounts receivable balances as of December 31, 2017 and 2016. The changes of allowance for doubtful accounts for the years ended December 31, 2017 and 2016 are as follow:

| | As of December 31, | |
	2017	2016
Beginning balance	$ 10,385,083	$ 11,115,185
Bad debt provision	2,711,271	4,303,598
Negative bad debt expense – Liyue	(2,467,862)	-
Negative bad debt expense	(3,272,482)	(4,288,284)
Foreign exchange translation	580,373	(745,416)
Ending balance	$ 7,936,383	$ 10,385,083

The Company had a receivable amount of approximately $2.60 million (RMB 16,954,442) due from Wuxi Liyue Real Estate Development Inc ("Liyue"). Due to the fact that the bankruptcy court declared the bankruptcy of Liyue on September 28, 2015 and entered into a liquidation procedure, the Company recorded the full receivable amount from Liyue as bad debt allowance as of December 31, 2015 and 2016. On February 13, 2018, the Company received total amount of approximately $2.32 million (RMB 15,010,865 for the preferred claim after deducting certain costs of RMB 331,688 from RMB 15,342,553, and RMB 90,652 for ordinary claim) from the Bankruptcy Administrator, with the remaining balance of the preferred claim, approximately $0.20 million (RMB 1,241,889), to be paid after Liyue's assets are further disposed. As a result of this collection, the Company reversed the bad debt allowance of 2.47 million (RMB 16,675,095) previously recorded for this project.

Since 2016, we have worked on improving our collection efforts. Since many of our customers approve their capital allocation budget in the beginning of the year, our collections are mostly accomplished in the first half of the year, and as a result, the gross receivable as a percentage of sales in first 6 months of fiscal 2017 was lower than the last 6 months of fiscal 2017.

As the result of our collection efforts, as of December 31, 2017, we also reversed bad debt expenses of approximately $3.3 million because of the successful collections of certain historical account receivables during fiscal 2017 for which the Company had provided bad debt allowances in fiscal 2016 or previous years.

Management believed that the bad debt allowance of $7.94 million as of December 31, 2017 was based on the management's best estimate and to be sufficient. To be able to reach an accurate estimate, management carefully examined the customer and project on an individual basis, reviewed the customers' credit records, ongoing business relationship, and concluded whether the allowance at the end of the period should be recorded.

Please see the reasonability analysis performed below based on collections subsequent to the year-end to support management's estimate:

Accounts Receivable	As of December 31, 2017	Bad Debt Allowance	No movement as of June 30, 2018 Percentage
Within 90 days	$ 8,548,962	$ 808,219	9.5%
91-180 days	881,419	97,688	11.1%
181-365 days	3,516,833	307,068	8.7%
1-2 years	4,318,215	803,188	18.6%
2-3 years	752,473	434,177	57.7%
Above 3 years	3,178,737	2,876,757	90.5%
	$ 21,196,639	$ 5,327,097	

As indicated in the above table, for receivable with aging above 3 years and between 2-3 years, we provided a bad debt allowance equals to 90.5% and 57.7% of the receivable amount as of December 31, 2017, respectively.

Accounts Receivable	As of December 31, 2017	Bad Debt Allowance	Collection movement as of June 30, 2018 Percentage	Subsequent collections up-to June 30, 2018
Within 90 days	$ 17,368,484	$ 503,686	2.9%	10,850,232
91-180 days	3,351,056	113,935	3.4%	1,516,573
181-365 days	7,290,375	233,292	3.2%	4,712,900
1-2 years	5,136,998	501,543	9.8%	2,601,865
2-3 years	4,872,813	516,518	10.6%	3,750,554
Above 3 years	5,443,472	740,312	13.6% / 23.7%*	5,031,966
	43,463,198	2,609,286		28,464,090
Grand total	$ 64,659,837	$ 7,936,383		28,464,090

*   If deducted the amount collected from Liyue of approximately $2.32 million, the percentage of the bad debt allowance applies to the remaining receivable balance is 23.7%.

Since our customers are mostly government and government agencies, large state-owned companies, and large real-estate developers, we are confident that these outstanding balances are collectible if we continue to enforce our collection procedures.

As of June 30, 2018, we have successfully collected 44%, 76% and 90% of the accounts receivable balances as of December 31, 2017, 2016 and 2015, respectively. We will continue to improve our collection efforts and are considering to use legal actions to speed up the collection process.

We hope this response has addressed all of the Staff's concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi "Jason" Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@ortolirosenstadt.com.

Golden Metropolis International Limited

By: /s/ Minpei Zha

Name: Minpei Zha

Title: Chief Executive Officer

Exhibit A

The People's Court of Binhu District, Wuxi City, Jiangsu Province

Civil Ruling Paper

(2013) X. B. S. P. Zi. No. 0001-4

The Intermediate People's Court of Wuxi City, Jiangsu Province made a ruling for reorganization of Wuxi Liyue Real Estate Co., Ltd. (hereinafter referred to as Liyue Company) in accordance with the application of Shanghai West Shanghai Assets Operation Co., Ltd. on September 18, 2013, and later designated the court to hear the case in accordance with the law. Since Liyue Company's bankruptcy administrator failed to submit the reorganization plan draft within the legal period of nine months, the court made the following ruling pursuant to provisions of Article 79 (3) of the *Enterprise Bankruptcy Law of the People's Republic of China:*

I. To terminate Liyue Company's reorganization procedures;

II. To declare Liyue Company bankrupt.

The ruling will come into effect upon conclusion of this paper.

Chief Judge: Ding Guojun
Judge: Wang Longzhang
Acting Judge: Zhang Lei

(With the seal of the People's Court of Binhu District, Wuxi City)

This document conforms to the original upon verification.

September 28, 2015

Court Clerk: Fu Ping

Notarial Certificate (Translation)

(2018) XZ JWZ No. 248

Applicant: Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd., Location: (No. 5, Xiangnan Road) No. 229, East Changjiang Road, Shuofang, Xinwu District, Wuxi.

Legal Representative: Zha Minpei, male　　　***　　　, Citizen's ID Card No.　　　***

Issue under notarization: Civil Ruling Paper

This is to certify that the foregoing copy conforms to the original *Civil Ruling Paper of the People's Court of Binhu District, Wuxi City, Jiangsu Province, (2013) X. B. S. P. Zi. No. 0001-4*, held by Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd., and that the original document is authentic,

Notary Public: Kong Ming (Signature)
Wuxi Xicheng Notary Public Office of
Jiangsu Province (Seal)
The People's Republic of China
September 3, 2018

A-2

Notarial Certificate (Translation)

(2018) XZ JWZ No. 249

Applicant: Wuxi lincheng Curtain Wall Decoration Engineering Co., Ltd., Location: (No. 5, Xiangnan Road) No. 229, East Changjiang Road, Shuofang, Xinwu District, Wuxi.

Legal Representative: Zha Minpei, male,   ***   , Citizen's ID Card No.   *** .

Issue under notarization: English translation conforms to the original document in Chinese

This is to certify that the English translation of the foregoing *(2018) XZ JWZ No. 248 Notarial Certificate* conforms to the original document in Chinese.

Notary Public: Kong Ming (Signature)
Wuxi Xicheng Notary Public Office of
Jiangsu Province (Seal)
The People's Republic of China
September 3, 2018

A-3

Exhibit B

The People's Court of Binhu District, Wuxi City, Jiangsu Province

Civil Ruling Paper

(2013) X. B. S. P. Zi. No. 0001-10

Applicant: Administrator of Wuxi Liyue Real Estate Co., Ltd.

The administrator of Wuxi Liyue Real Estate Co., Ltd. filed an application with our court on January 23, 2018, stating that the *Bankruptcy Assets Distribution Scheme* of *Wuxi Liyue Real Estate Co., Ltd* formulated by the administrator was approved at the third creditors meeting, and requested the court to recognize with a written ruling and implement the first distribution.

The court considered that in the course of clearing the bankruptcy assets of Wuxi Liyue Real Estate Co., Ltd., the administrator authorized Wuxi Donghua CPA Company Limited to conduct an audit for Liyue Company's assets, and authorized such appraisal companies as Wuxi Dongsheng Assets Evaluation Co., Ltd. and Wuxi Zhongtian Cost Office Co., Ltd. to evaluate the assets. The administrator disposed of the assets in such ways as public realization, etc., and confirmed the claims that declared by the creditors upon verification, made a clearance and recourse for claims of Liyue Company, and made arrangement for employees of the company. The bankruptcy assets distribution scheme put forward by the administrator has been approved at the third creditors meeting of Liyue Company. Upon inspection, it is permitted to implement, for each amount is clear and accurate and the order and proportion of liquidation and distribution are lawful. The ruling is hereby made in accordance with Article 113, Article 115, Article 116 and Article 119 of the *Enterprise Bankruptcy Law of the People's Republic of China.*

The *Bankruptcy Assets Distribution Scheme* of *Wuxi Liyue Real Estate Co., Ltd* adopted at the third creditor meeting of Liyue Company was approved by the court. The administrator can implement the first distribution according to the above distribution scheme.

The ruling shall come into effect as from today.

Chief Judge: Ding Guojun
Judge: Wang Longzhang
Judge: Zhang Lei

(With the seal of the People's Court of Binhu District, Wuxi City)

This document conforms to the original upon verification.

January 25, 2018

Court Clerk: Fu Ping

Attachment: *The First Distribution Scheme for Bankruptcy Assets of Wuxi Liyue Real Estate Co., Ltd.*

The realized assets of Liyue Company total RMB554,409,411.45, including monetary fund income of RMB4,629.31, receivable claim income for clearance of RMB454,757.10, interest income of RMB88,041.15, water and electricity fee income of RMB148,408.00, Hong Hao's collected fund of RMB13,713,575.89, and asset realization income of RMB540,000,000.00.

I. Distribution of specific property

Regarding claim amounting to RMB482,518,480.10 that should be preferentially compensated for specific property in accordance with the law, it includes that:

1. Principal of house payment without property right

The preferred claims determined by law amount to RMB8,947,630.04 and the preferred compensations amount to RMB8,947,630.04.

2. Engineering claims

The preferred claims determined by law amount to RMB176,476,125.06 and the preferred compensations amount to RMB173,814,977.86, and the claims which were transferred to ordinary claims for compensation by sequence amount to RMB2,661,147.20.

3. Claims secured with property

The preferred claims determined by law amount to RMB308,765,193.72 and the preferred compensations amount to RMB299,755,872.20, and the claims which were transferred to ordinary claims for compensation by sequence amount to RMB9,009,321.52.

Besides, the claims involved housing amount to RMB3,973,608.00, which were declared by Zuo Jianzhong, Thou Fuqing, Li Wannong and Zhang Wei toward the administrator. The administrator is verifying their declaration materials. However, Zhou Fuqing and Zuo Jianzhong have filed a lawsuit with Binhu Court. Therefore, this distribution is temporarily based on the principal of house payment without property right to deposit their compensation shares. After the case is closed, it will be distributed by virtue of the legal documents in force.

II. Preferentially make payments for bankruptcy expenses and common benefits debts

After distributing the specific property and depositing compensation shares in claims, the Liyue Company's bankruptcy assets available to distribute amount to RMB67,917,323.35 (total assets RMB554,409,411.45 – distributed specific property amount RMB482,518,480.10 – deposited preferred compensation shares in claims RMB3,973,608.00 = RMB67,917,323.35), which shall be paid for clearance expenses and common benefits debts preferentially. Among them, the actual clearance expenses incurred before this distribution amount to RMB13,718,738.01, including case acceptance cost, announcement fee, evaluation expenses, fees for engineering cost auditing, salaries and social insurance fee for the remaining employees, salary for the administrator, and such expenses generated in the course of clearance as office expenses, security charge, travel expenses, files consultation fee, etc.; the common benefits debts (withdrawal for loan interest) amount to RMB993,808.22.

III. The first compensation in order

To compensate the employees' salary owed by Liyue Company, amounting to RMB1,988,840.14, liquidation rate: 100%

IV. The second compensation in order

To compensate the tax claims owed by Liyue Company, amounting to RM1336,707,060.94, liquidation rate: 100%

V. the third compensation in order

The ordinary claims as determined by the court is RMB212,535,241.77, and the engineering claims enjoyed by Shao Thong cannot be fully paid off and part of them were transferred to the ordinary claims, amounting to RMB2,661,147.20. The claims secured with property enjoyed by Shanghai Xinghe Industrial Co., Ltd. cannot be fully paid off and part of them were transferred to the ordinary claims, amounting to RMI39,009,321.52. The ordinary claim deposited by the administrator is RMB6,009,100.00, (including Zhang Etgan, Han Zhong and Hui Xiaogang respectively declared the claims as RMB735,000.00, RMB4,540,000.00 and RMB734,100.00 toward the administrator, totaling RMB6,009,100.00. The attribute for claims refers to ordinary claims and the administrator is verifying their declaration materials. Therefore, this distribution is temporarily based on the ordinary claims to deposit). All the ordinary claims involving in this distribution total RMB230,214,810.49.

The realized bankruptcy assets of Liyue Company total RMB554,409,411.45 and the balance amounts to RMB14,508,876.04 after distribution of specific property, preferentially payment of the bankruptcy cost and common benefits debts, compensation first in order for employees' claims, compensation second in order for tax claims as well as deposit of relevant claim distribution amount. And then the ordinary claims third in order can be distributed. The compensation rate for the ordinary claims in the compensation third in order refers to 6.30%.

(2018) XZ JWZ No. 252

Applicant: Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd., Location: (No. 5, Xiangnan Road) No.229, East Changjiang Road, Shuofang, Xinwu District, Wuxi.

Legal Representative: Zha Minpei, male,   ***   , Citizen's ID Card No.   ***

Issue under notarization: Civil Ruling Paper

This is to certify that the foregoing copy conforms to the original *Civil Ruling Paper of the People's Court of Binhu District, Wuxi City, Jiangsu Province, (2013) X. B. S. P. Zi. No. 0001-10,* held by Wuxi Jiticheng Curtain Wall Decoration Engineering Co., Ltd., and that the original document is authentic.

Notary Public: Kong Ming (Signature)
Wuxi Xicheng Notary Public Office of
Jiangsu Province (Seal)
The People's Republic of China
September 3, 2018

B-5

Notarial Certificate (Translation)

(2018) XZ JWZ No. 253

Applicant: Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd., Location: (No. 5, Xiangnan Road) No.229, East Changjiang Road, Shuofang, Xinwu District, Wuxi.

Legal Representative: Zha Minpei, male,   ***   , Citizen's ID Card No.   ***

Issue under notarization: English translation conforms to the original document in Chinese

This is to certify that the English translation of the foregoing *(2018) XZ JWZ No. 252 Notarial Certificate* conforms to the original document in Chinese.

Notary Public: Kong Ming (Signature)
Wuxi Xicheng Notary Public Office of
Jiangsu Province (Seal)
The People's Republic of China
September 3, 2018

B-6

Exhibit C

Notification from Administrator of Wuxi Liyue Real Estate Co., Ltd.

on Relevant Matters about Engineering Claims Distribution

Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd.

The People's Court of Binhu District, Wuxi City (hereinafter referred to as Binhu Court) made a ruling and declared Wuxi Liyue Real Estate Co., Ltd. (hereinafter referred to as Liyue Company) bankrupt in accordance with the law on September 28, 2015. Your company has made a declaration for claims toward the administrator, upon verification of the administrator and Binhu Court's confirmation with a written ruling, your company's engineering claims amount to RMB16,584,442.88.

The physical assets of Liyue Company have all changed into cash and your company enjoys the assets realization value amounting to RA41316,584,442.88 as a preferred compensation for engineering claims. The preferred compensation amounts to RMB16,584,442.88. Because Liyue Company's projects under construction located at block A and C is continuously constructed until completed by the Buyer, the administrator shall compensate your company for the engineering claims amounting to RMB15,342,554.17 for the first time; the remaining compensation for engineering claims amounting to RMB1,241,888.71 will be paid to your company after Liyue Company's block A and C are continuously constructed and completed, and after they are accepted upon integrated completion.

The administrator actually compensated your company for the engineering claims totaling RMB15,010,865.31 after deducting the expense of RMB331,688.86 which shall be undertaken by your company during liquidation of Liyue Company, in accordance with the relevant laws & regulations and relevant provisions of the *Bankruptcy Property Distribution Plan* approved in the third creditors meeting.

Please read the above contents seriously and affix a seal to confirm it below if no objections, and send back the Letter to me, the administrator before February 13, 2018.

Administrator of Wuxi Liyue Real Estate Co., Ltd.

February 7, 2018

Our company confirms the aforesaid contents and agrees with the distribution according to the above-mentioned.
(Seal)
(With the seal of Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd.)
Date:

(2018) XZ JWZ No. 246

Applicant: Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd., Location: (No. 5, Xiangnan Road) No. 229, East Changjiang Road, Shuofang, Xinwu District, Wuxi.

Legal Representative: Zha Minpei, male,   ***   , Citizen's ID Card No.   ***   .

Issue under notarization: Notification

This is to certify that the foregoing copy conforms to the original *Notification from Administrator of Wuxi Liyue Real Estate Co., Ltd. on Relevant Matters about Engineering Claims Distribution* held by Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd., and that the original document is authentic.

Notary Public: Kong Ming (Signature)
Wuxi Xicheng Notary Public Office of
Jiangsu Province (Seal)
The People's Republic of China
September 3, 2018

C-2

Notarial Certificate (Translation)

(2018) XZ JWZ No. 247

Applicant: Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd., Location: (No. 5, Xiangnan Road) No. 229, East Changjiang Road, Shuofang, Xinwu District, Wuxi.

Legal Representative: Zha Minpei, male,   ***   , Citizen's ID Card No.   ***   .

Issue under notarization: English translation conforms to the original document in Chinese

This is to certify that the English translation of the foregoing *(2018) XZ JWZ No. 246 Notarial Certificate* conforms to the original document in Chinese.

Notary Public: Kong Ming (Signature)
Wuxi Xicheng Notary Public Office of
Jiangsu Province (Seal)
The People's Republic of China
September 3, 2018

C-3

(2018) XZ JWZ No. 244

Applicant: Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd., Location: (No. 5, Xiangnan Road) No. 229, East Changjiang Road, Shuofang, Xinwu District, Wuxi.

Legal Representative: Zha Minpei, male,   ***   , Citizen's ID Card No.   ***   .

Issue under notarization: Business Receipt

This is to certify that the foregoing copy conforms to the original *Business Receipt (Collection)* issued by Wuxi Jinchengwan Sub-branch of Industrial and Commercial Bank of China Limited to Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd. on February 12, 2018, and that the original document is authentic.

Notary Public: Kong Ming (Signature)
Wuxi Xicheng Notary Public Office of
Jiangsu Province (Seal)
The People's Republic of China
September 3, 2018

D-2

Notarial Certificate (Translation)

(2018) XZ JWZ No. 245

Applicant: Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd., Location: (No. 5, Xiangnan Road) No. 229, East Changjiang Road, Shuofang, Xinwu District, Wuxi.

Legal Representative: Zha Minpei, male,　　　　***　　　　, Citizen's ID Card No.　　　***　　　.

Issue under notarization: English translation conforms to the original document in Chinese

This is to certify that the English translation of the foregoing *(2018) XZ JWZ No. 244 Notarial Certificate* conforms to the original document in Chinese.

Notary Public: Kong Ming (Signature)
Wuxi Xicheng Notary Public Office of
Jiangsu Province (Seal)
The People's Republic of China
September 3, 2018

D-3

(2018) XZ JWZ No. 242

Applicant: Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd., Location: (No. 5, Xiangnan Road) No. 229, East Changjiang Road, Shuofang, Xinwu District, Wuxi.

Legal Representative: Zha Minpei, male, *** , Citizen's ID Card No. ***

Issue under notarization: Business Receipt

This is to certify that the foregoing copy conforms to the original *Business Receipt (Collection)* issued by Wuxi Jinchengwan Sub-branch of Industrial and Commercial Bank of China Limited to Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd. on February 12, 2018, and that the original document is authentic.

Notary Public: Kong Ming (Signature)
Wuxi Xicheng Notary Public Office of
Jiangsu Province (Seal)
The People's Republic of China
September 3, 2018

D-5

Notarial Certificate (Translation)

(2018) XZ JWZ No. 243

Applicant: Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd., Location: (No. 5, Xiangnan Road) No. 229, East Changjiang Road, Shuofang, Xinwu District, Wuxi.

Legal Representative: Zha Minpei, male,   ***   , Citizen's ID Card No.   ***

Issue under notarization; English translation conforms to the original document in Chinese

This is to certify that the English translation of the foregoing *(2018) XZ JWZ No. 242 Notarial Certificate* conforms to the original document in Chinese.

Notary Public: Kong Ming (Signature)
Wuxi Xicheng Notary Public Office of
Jiangsu Province (Seal)
The People's Republic of China
September 3, 2018

D-6